Exhibit 99.1

NICE Reports First Quarter 2013 Non-GAAP Revenues of $225 Million
and Non-GAAP EPS of $0.61

Ra’anana, Israel, May 8, 2013 - NICE Systems (NASDAQ: NICE) today announced results for the first quarter ended March 31, 2013.

First Quarter 2013 non-GAAP Financial Highlights Include:
•	Revenues of $225 million, up 4.5% year over year
•	Gross margin at 66.9%, up from 64.8% for the first quarter of 2012
•	Operating margin at 19.4%, compared to 18.3% for the first quarter of 2012
•	Fully diluted earnings per share increased 7% to $0.61
•	Cash flow from operations of $58 million

“We are pleased to report another quarter of profitable growth at NICE and we believe we are on track to meet our annual expectations. We continue to deliver to our customers the most innovative and industry leading, next generation analytics and advanced applications,” said Zeevi Bregman, President and CEO of NICE Systems.

Mr. Bregman continued, “These innovative solutions, including our newly announced customer engagements analytics platform, which better enables our customers to operationalize Big Data, are helping companies improve business results, comply with regulations, prevent fraud, improve customer experience and enhance safety and security, all areas of growing importance for our customers. The expanding use of our solutions and the positive feedback we are receiving from our customers tells us that we are delivering great value to them, timely addressing their needs.”

Dividend Declaration

The Company also announced that its Board of Directors, at its meeting on May 7, 2013, declared a cash dividend for the first quarter of 2013 of $0.16 per share. The record date will be May 23, 2013, and the payment date will be June 6, 2013. Tax will be withheld at a rate of 15%.

Non-GAAP Financial Highlights for the First Quarter Ended March 31, 2013:

Revenues: First quarter 2013 non-GAAP total revenues were $224.7 million, up 4.5% from $215.2 million for the first quarter of 2012.

Gross Profit: First quarter 2013 non-GAAP gross profit and non-GAAP gross margin increased to 150.4 million and 66.9%, respectively, from $139.5 million and 64.8%, respectively, for the first quarter of 2012.

Operating Income: First quarter 2013 non-GAAP operating income and non-GAAP operating margin increased to $43.5 million and 19.4%, respectively, from $39.3 million and 18.3%, respectively, for the first quarter of 2012.

Net Income: First quarter 2013 non-GAAP net income and non-GAAP net margin increased to $37.6 million and 16.7%, respectively, from $35.6 million and 16.6%, respectively, for the first quarter of 2012.

Fully Diluted Earnings Per Share: First quarter 2013 non-GAAP fully diluted earnings per share increased to $0.61, up 7.0% compared to $0.57 for the first quarter of 2012.

GAAP Financial Highlights for the First Quarter Ended March 31, 2013:

Revenues: First quarter 2013 total revenues increased 6.6% to $224.3 million compared to $210.4 million for the first quarter of 2012.

Gross Profit: First quarter 2013 gross profit and gross margin increased to $138.5 million and 61.7%, respectively, compared to $122.8 million and 58.4%, respectively, for the first quarter of 2012.

Operating Income: First quarter 2013 operating income and operating margin increased to $18.6 million and 8.3%, respectively, compared to $4.6 million and 2.2%, respectively, for the first quarter of 2012.

Net Income: First quarter 2013 net income and net margin increased to $17.8 million and 7.9%, respectively, compared to $7.8 million and 3.7%, respectively, for the first quarter of 2012.

Fully Diluted Earnings Per Share: Fully diluted earnings per share for the first quarter of 2013 increased to $0.29 compared to $0.12 for the first quarter of 2012.

Operating Cash Flow and Cash Balance: First quarter 2013 operating cash flow was $58 million. In the first quarter, approximately $7.7 million was used for share repurchases. As March 31, 2013, total cash and cash equivalents, short term investments and marketable securities were $501 million, with no debt.

Second Quarter and Full Year 2013 Guidance:

Second Quarter 2013: Second quarter 2013 non-GAAP total revenues are expected to be in a range of $220 million to $230 million. Second quarter 2013 non-GAAP fully diluted earnings per share are expected to be in a range of $0.58 to $0.64.

Full Year 2013: Full year 2013 non-GAAP total revenues are expected to be in a range of $940 million to $970 million. Full year 2013 non-GAAP fully diluted earnings per share are expected to be in a range of $2.55 to $2.65.

Quarterly Results Conference Call

NICE management will host its earnings conference call today, May 8th, 2013 at 8:30 AM EDT, 13:30 GMT, 15:30 Israel, to discuss the results and the company's outlook. To participate in the call, please dial in to the following numbers: United States 1-866-804-8688 or +1-718-354-1175, International +44(0)1296-480-100, United Kingdom 0-800-783-0906, Israel 1-809-242-041. The Passcode is 283 054 72.  Additional access numbers can be found at http http://www.btconferencing.com/globalaccess/?bid=54_attended. The call will be webcast live on the Company’s website at http://www.nice.com/news-and-events/ir-events. An online replay will also be available approximately two hours following the call. A telephone replay of the call will be available for 2 days after the live broadcast, and may be accessed by dialing: United States 1-877-482-6144, International +44(0)20-7136-9233, United Kingdom 0-800-032-9687. The Passcode for the replay is 89219923.

Non-GAAP financial measures consist of GAAP financial measures adjusted to exclude: amortization of acquired intangible assets, re-organization expenses,  share-based compensation, certain business combination accounting entries and the related tax effects thereon . The purpose of such adjustments is to give an indication of our performance exclusive of non-cash charges and other items that are considered by management to be outside of our core operating results. Our non-GAAP financial measures are not meant to be considered in isolation or as a substitute for comparable GAAP measures, and should be read only in conjunction with our consolidated financial statements prepared in accordance with GAAP. Our management regularly uses our supplemental non-GAAP financial measures internally to understand, manage and evaluate our business and make operating decisions. These non-GAAP measures are among the primary factors management uses in planning for and forecasting future periods. Business combination accounting rules requires us to recognize a legal performance obligation related to a revenue arrangement of an acquired entity. The amount assigned to that liability should be based on its fair value at the date of acquisition. The non-GAAP adjustment is intended to reflect the full amount of such revenue. We believe this adjustment is useful to investors as a measure of the ongoing performance of our business. We believe these non-GAAP financial measures provide consistent and comparable measures to help investors understand our current and future operating cash flow performance. These non-GAAP financial measures may differ materially from the non-GAAP financial measures used by other companies. Reconciliation between results on a GAAP and non-GAAP basis is provided in a table immediately following the Consolidated Statements of Income. The intangible assets created in the acquisitions of Merced are preliminary and subject to further review and completion of valuation analyses.

About NICE
NICE (NASDAQ: NICE) is the worldwide leader of software solutions that deliver strategic insights by capturing and analyzing mass quantities of structured and unstructured data in real time from multiple sources, including phone calls, mobile apps, emails, chat, social media, and video. NICE’s solutions enable organizations to take the Next-Best-Action to improve customer experience and business results, ensure compliance, fight financial crime, and safeguard people and assets. NICE solutions are used by over 25,000 organizations in more than 150 countries, including over 80 of the Fortune 100 companies. www.nice.com.

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Systems.  All other marks are trademarks of their respective owners.  For a full list of NICE Systems' marks, please see: http://www.nice.com/nice-trademarks.

Investors
Marty Cohen, +1 212 574 3635, ir@nice.com, ET

Anat Earon-Heilborn, +972 9 775-3798, ir@nice.com, CET

Media Contact
Erik Snider, +1 877 245 7448, erik.snider@nice.com

Forward-Looking Statements

This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Messer Bregman, are based on the current expectations of the management of NICE-Systems Ltd. (the Company) only, and are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of the global economic environment on the Company’s customer base (particularly financial services firms) and the resulting uncertainties; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; pressure on pricing resulting from competition; and inability to maintain certain marketing and distribution arrangements. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.

NICE SYSTEMS LTD. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME
U.S. dollars in thousands (except per share amounts)

	Quarter ended
	March 31,
	2013	2012
	Unaudited	Unaudited

Revenue:
Product	$90,803	$91,309
Services	133,524	119,052
Total revenue	224,327	210,361

Cost of revenue:
Product	29,322	31,905
Services	56,519	55,680
Total cost of revenue	85,841	87,585

Gross profit	138,486	122,776

Operating Expenses:
Research and development, net	31,623	30,222
Selling and marketing	58,631	53,178
General and administrative	21,500	26,846
Amortization of acquired intangible assets	8,154	7,903
Total operating expenses	119,908	118,149

Operating income	18,578	4,627

Finance and other income, net*	1,191	3,553

Income before taxes on income	19,769	8,180
Taxes on income*	1,968	373

Net income	$17,801	$7,807

Basic earnings per share	$0.29	$0.13

Diluted earnings per share	$0.29	$0.12

Weighted average number of shares
outstanding used to compute:

Basic earnings per share	60,360	61,425
Diluted earnings per share	61,800	62,884

*Certain comparative figures have been reclassified to conform to the current year presentation.

NICE SYSTEMS LTD. AND SUBSIDIARIES
RECONCILIATION OF GAAP TO NON-GAAP RESULTS
U.S. dollars in thousands (except per share amounts)

	Quarter ended
	March 31,
	2013	2012
GAAP revenues	$224,327	$210,361
Valuation adjustment on acquired deferred product revenue	77	1,964
Valuation adjustment on acquired deferred service revenue	323	2,826
Non-GAAP revenues	$224,727	$215,151

GAAP cost of revenue	$85,841	$87,585
Amortization of acquired intangible assets on cost of product	(9,419)	(10,120)
Amortization of acquired intangible assets on cost of services	(993)	(691)
Valuation adjustment on acquired deferred cost of services	9	83
Cost of product revenue adjustment (1,2,4)	(138)	(149)
Cost of services revenue adjustment (1,2,3,4)	(968)	(1,078)
Non-GAAP cost of revenue	$74,332	$75,630

GAAP gross profit	$138,486	$122,776
Gross profit adjustments	11,909	16,745
Non-GAAP gross profit	$150,395	$139,521

GAAP operating expenses	$119,908	$118,149
Research and development (1,2,3)	(358)	(1,188)
Sales and marketing (1,2,3)	(2,265)	(2,129)
General and administrative (1,2,3)	(2,245)	(2,580)
Amortization of acquired intangible assets	(8,154)	(7,903)
Acquisition related expenses (4)	-	(4,140)
Non-GAAP operating expenses	$106,886	$100,209

GAAP taxes on income	$1,968	$373
Tax adjustments re non-GAAP adjustments	5,182	6,870
Non-GAAP taxes on income	$7,150	$7,243

GAAP net income	$17,801	$7,807
Valuation adjustment on acquired deferred revenue	400	4,790
Valuation adjustment on acquired deferred cost of services	(9)	(83)
Amortization of acquired intangible assets	18,566	18,714
Share-based compensation (1)	5,835	6,608
Re-organization expenses (2)	127	324
Acquisition related compensation expense (3)	12	148
Acquisition related expenses (4)	-	4,184
Tax adjustments re non-gaap adjustments	(5,182)	(6,870)
Non-GAAP net income	$37,550	$35,622

GAAP diluted earnings per share	$0.29	$0.12

Non-GAAP diluted earnings per share	$0.61	$0.57

Shares used in computing GAAP diluted earnings per share	61,800	62,884

Shares used in computing Non-GAAP diluted earnings per share	61,800	62,884

NICE SYSTEMS LTD. AND SUBSIDIARIES
RECONCILIATION OF GAAP TO NON-GAAP RESULTS (continued)
U.S. dollars in thousands

(1)	Share-based Compensation
		Quarter ended
		March 31,
		2013	2012
	Cost of product revenue	$(138)	$(144)
	Cost of service revenue	(968)	(975)
	Research and development	(344)	(921)
	Sales and marketing	(2,214)	(1,988)
	General and administrative	(2,171)	(2,580)
		$(5,835)	$(6,608)

(2)	Re-organization expenses
		Quarter ended
		March 31,
		2013	2012
	Cost of service revenue	$-	$(52)
	Research and development	-	(146)
	Sales and marketing	(53)	(126)
	General and administrative	(74)	-
		$(127)	$(324)

(3)	Acquisition related compensation expense
		Quarter ended
		March 31,
		2013	2012
	Cost of service revenue	$-	$(12)
	Research and development	(14)	(121)
	Sales and marketing	2	(15)
		$(12)	$(148)

(4)	Acquisition related expenses
		Quarter ended
		March 31,
		2013	2012
	Cost of product revenue	$-	$(5)
	Cost of service revenue	-	(39)
	Research and development	-	(31)
	Sales and marketing	-	100
	General and administrative	-	(4,209)
		$-	$(4,184)

NICE SYSTEMS LTD. AND SUBSIDIARIES
CONDENSED CONSOLIDATED BALANCE SHEETS
U.S. dollars in thousands

	March 31,	December 31,
	2013	2012
	Unaudited	Unaudited

ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$120,163	$98,596
Short-term investments	177,665	199,955
Trade receivables	150,298	155,426
Other receivables and prepaid expenses	42,552	37,626
Inventories	13,167	13,897
Deferred tax assets	15,405	15,564

Total current assets	519,250	521,064

LONG-TERM ASSETS:
Marketable securities	203,468	146,154
Other long-term assets	29,869	28,676
Property and equipment, net	40,982	41,278
Other intangible assets, net	205,801	228,746
Goodwill	686,226	695,027

Total long-term assets	1,166,346	1,139,881

TOTAL ASSETS	$1,685,596	$1,660,945

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Trade payables	$19,964	$20,553
Deferred revenues	179,918	150,424
Accrued expenses and other liabilities	197,927	212,452

Total current liabilities	397,809	383,429

LONG-TERM LIABILITIES:
Deferred tax liabilities	53,131	58,341
Other long-term liabilities	28,402	28,087

Total long-term liabilities	81,533	86,428

SHAREHOLDERS' EQUITY	1,206,254	1,191,088

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$1,685,596	$1,660,945

NICE SYSTEMS LTD. AND SUBSIDIARIES
CONSOLIDATED CASH FLOW STATEMENTS
U.S. dollars in thousands

	Quarter ended
	March 31,
	2013	2012
	Unaudited	Unaudited

Operating Activities

Net income	$17,801	$7,807
Adjustments to reconcile net income to net cash provided by operating activities
Depreciation, amortization and other	23,102	22,811
Stock based compensation	5,835	6,608
Excess tax shortfall (benefit) from share-based payment arrangements	35	(35)
Net recognized losses (gains) on investments and derivatives	302	(1,061)
Gain on sale of intangible assets	-	(1,125)
Deferred taxes, net	(5,352)	(6,477)
Changes in operating assets and liabilities:
Trade Receivables	1,898	11,781
Other receivables and prepaid expenses	(3,466)	(65)
Inventories	498	754
Trade payables	(495)	3,654
Accrued expenses and other current liabilities*	(14,105)	(3,326)
Deferred revenue*	32,335	29,075
Other long-term liabilities	(175)	(211)

Net cash provided by operating activities	58,213	70,190

Investing Activities

Purchase of property and equipment	(4,137)	(6,611)
Proceeds from sale of property and equipment	4	970
Purchase of investments	(78,724)	(2,428)
Proceeds from investments	45,513	45,432
Capitalization of software development costs	(306)	(388)
Proceeds from sale of intangible assets, net	-	1,500
Payments for acquisitions, net of cash acquired	-	(135,503)

Net cash used in investing activities	(37,650)	(97,028)

Financing Activities

Proceeds from issuance of shares upon exercise of share options and ESPP	8,639	7,701
Purchase of treasury shares	(7,656)	(35,239)
Excess tax benefit (shortfall) from share-based payment arrangements	(35)	35

Net cash provided by (used in) financing activities	948	(27,503)

Effect of exchange rates on cash and cash equivalents	56	(604)

Net change in cash and cash equivalents	21,567	(54,945)
Cash and cash equivalents, beginning of period	98,596	204,437

Cash and cash equivalents, end of period	$120,163	$149,492

*Certain comparative figures have been reclassified to conform to the current year presentation.